                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934



                               C-Phone Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $0.01
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    87612N106
- --------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Scot A. Rosenblum
                           WisdomTree Associates, L.P.
                            1633 Broadway, 38th Floor
                            New York, New York 10019
                                 (212) 843-2782
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                               September 17, 1996
- --------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

           If the  filing  person has  previously  filed a  statement  on
  Schedule  13G to report the  acquisition  which is the  subject of this
  Schedule 13D, and is filing this schedule  because of Rule  13d-1(b)(3)
  or (4), check the following:          |_|

     Check the following box if a fee is being paid with this statement: |_|

                                  SCHEDULE 13D



- --------------------------------                 ------------------------------
CUSIP No.  87612N106                             Page    2    of    12   Pages
          ----------------------                  -------    -------
- --------------------------------                 ------------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                  I.D. #13-3729429
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                       (b)[X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     AF
- ---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             187,500 shares of Common Stock
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         187,500 shares of Common Stock

- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     187,500 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.31%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- ---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- --------------------------------                  ------------------------------
CUSIP No.  87612N106                              Page    3    of    12   Pages
          ----------------------                       -------    -------
- --------------------------------                   -----------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                                  ID#13-3729430
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- ---------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             157,000 shares of Common Stock
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         157,000 shares of Common Stock

- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     157,000 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.61%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- ---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- -------------------------------                 --------------------------------
CUSIP No.  87612N106                            Page    4    of    12   Pages
          ---------------------                      -------    -------
- -------------------------------                 --------------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Offshore, Ltd.
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                         (b)[X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             30,500 shares of Common Stock
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         30,500 shares of Common Stock

- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     30,500 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.70%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
- ---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- ----------------------------------            ----------------------------------
CUSIP No.  87612N106                          Page    5    of    12   Pages
          ------------------------                 -------    -------
- ----------------------------------            ----------------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan L. Steinberg                                I.D. ####-##-####
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     AF
- ---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             187,500 shares of Common Stock
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         187,500 shares of Common Stock

- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     187,500 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.31%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- ---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

     Item 1 is hereby amended and restated in its entirety to read as follows:
This Amendment No. 5, dated September 27, 1996, to the Schedule 13D, dated March 20, 1996, as amended by Amendment No. 1, dated April 23, 1996, Amendment No. 2, dated April 29, 1996, Amendment No. 3, dated August 9, 1996, and Amendment No. 4, dated September 10, 1996, relates to the Common Stock, par value $0.01 per share (the "Common Stock") of C-Phone Corporation, a New York corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company is 6714 Netherlands Drive, Wilmington, North Carolina 28405.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby  amended and restated in its entirety to read as follows:

     The 157,000 shares of Common Stock acquired by the Partnership (the "Partnership Purchases") were acquired in over-the-counter transactions for an aggregate purchase price of $1,051,828.25. The 30,500 shares of Common Stock purchased by WisdomTree Offshore (the "Offshore Purchases") were acquired in over-the-counter transactions for an aggregate purchase price of $92,789.50 The source of funds for the Partnership Purchases was investment capital contributed by the Partnership.

     The source of funds for the Offshore Purchases was investment capital contributed by WisdomTree Offshore.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) As of September 26, 1996, the Partnership beneficially owned a total of 157,000 shares of the Common Stock of the Company, the General Partner beneficially owned a total of 187,500 shares of the Common Stock of the Company, WisdomTree Offshore beneficially owned a total of 30,500 shares of the Common Stock of the Company and Mr. Steinberg beneficially owned a total of 187,500 shares of the Common Stock of the Company, constituting 3.61%, 4.31%, 0.70% and 4.31%, respectively, of the shares of Common Stock then outstanding, based on 4,347,293 shares of Common Stock reported to be outstanding on July 12, 1996 as disclosed in the Company's quarterly report on Form 10-QSB for the quarter ended May 31, 1996. As of September 26, 1996, the Reporting Entities beneficially owned a total of 187,500 shares of the Common Stock of the Company, constituting 4.31% of the shares of Common Stock then outstanding. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg, beneficially owns any shares of the Common Stock of the Company, except pursuant to their interests in the Partnership, the General Partner and WisdomTree Offshore.

     (b) The Partnership, the General Partner, Mr. Steinberg and Russell Anmuth, a Vice President of the Investment Manager, co-manager of the Partnership and co-manager of WisdomTree Offshore, share voting and dispositive power with respect to 157,000 shares of Common Stock. WisdomTree Offshore, the General Partner, Mr. Steinberg and Mr. Anmuth share voting and dispositive power with respect to 30,500 shares of Common Stock. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, has any voting or dispositive power with respect to shares of Common Stock.

     (c) Information concerning transactions in the Common Stock effected by the Reporting Entities since the filing of Amendment No. 4 to the Schedule 13D on September 10, 1996 is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in the Common Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A, since the filing of Amendment No. 4 to the Schedule 13D on September 10, 1996.

     (d) Not applicable.

     (e) Not applicable.

                                   SCHEDULE A


         The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc. and Individual Investor Group, Inc., as well as the business address of each director of such entities not employed by such entities.


WisdomTree Capital
- ------------------
Management, Inc.                             Position
- ----------------                             --------

Jonathan L. Steinberg                        Chairman, Chief Executive
                                             Officer and Director

Robert Schmidt                               President and Director

Scot A. Rosenblum                            Vice President, Secretary and
                                             Director

Russell Anmuth                               Vice President


Individual Investor
- -------------------
Group, Inc.                                  Position
- -----------                                  --------

Jonathan L. Steinberg                        Chairman, Chief Executive Officer
                                             and Director

Robert Schmidt                               President, Chief Operating Officer
                                             and Director

Scot A. Rosenblum                            Vice President, Secretary and
                                             Director

Henry Clark                                  Controller and Assistant
                                             Secretary

Peter M. Ziemba                              Assistant Secretary

Bruce Sokoloff                               Director; Executive Vice
                                             President, Reliance Group
                                             Holdings, Inc., 55 East 52nd
                                             Street, New York, New York
                                             10055

WisdomTree Offshore, Ltd.                    Position
- -------------------------                    --------

Jonathan L. Steinberg                        Vice President

Scot A. Rosenblum                            Chairman, Vice President and
                                             Director

Christopher Wetherhill                       President and Director; Chief
                                             Executive Officer, The
                                             Hemisphere Group Limited,
                                             Hemisphere House, 9 Church
                                             Street, Hamilton, Bermuda

Charles Quin                                 Director; Partner, Quin &
                                             Hampson, George Town, Grand
                                             Cayman, Cayman Islands.

                                   SCHEDULE B


The Partnership
- ---------------

1. On September 9, 1996, the Partnership sold 10,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $6.00 per share.

2. On September 16, 1996, the Partnership sold 10,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.83 per share.

3. On September 17, 1996, the Partnership sold 11,250 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.91 per share.

4. On September 17, 1996, the Partnership purchased 1,250 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.98 per share.

5.       On September  18,  1996,  the  Partnership  sold 6,000 shares of Common
         Stock of the Company in over-the-counter transactions at a price of $4.43 per share.

6.       On September  24,  1996,  the  Partnership  sold 5,000 shares of Common
         Stock of the Company in over-the-counter transactions at a price of $3.87 per share.


WisdomTree Offshore
- -------------------

1. On September 16, 1996, WisdomTree Offshore sold 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.83 per share.

2. On September 17, 1996, WisdomTree Offshore sold 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.90 per share.

3. On September 18, 1996, WisdomTree Offshore sold 2,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.43 per share.

4. On September 24, 1996, WisdomTree Offshore sold 2,500 shares of Common Stock of the Company in over-the-counter transactions at a price of $3.87 per share.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: September 27, 1996           WISDOMTREE ASSOCIATES, L.P.

                                    By: WisdomTree Capital
                                        Management, Inc.,
                                        General Partner


                                    By:/s/ Scot A. Rosenblum
                                        Name:  Scot A. Rosenblum
                                        Title: Vice President



Dated: September 27, 1996           WISDOMTREE CAPITAL
                                    MANAGEMENT, INC.


                                    By:/s/ Scot A. Rosenblum
                                       Name:  Scot A. Rosenblum
                                       Title: Vice President



Dated: September 27, 1996           WISDOMTREE OFFSHORE, LTD.


                                    By:/s/ Scot A. Rosenblum
                                       Name:  Scot A. Rosenblum
                                       Title: Director



Dated: September 27, 1996           By:/s/ Jonathan L. Steinberg
                                       Jonathan L. Steinberg